Craig Howie Executive Vice President and Chief Financial Officer Everest Re Group, Ltd. Wessex House 45 Reid Street, 2nd Floor Hamilton HM DX, Bermuda

June 5, 2013

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington D.C. 20549

Everest Re Group, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-15731

Dear Mr. Rosenberg:

The following is in response to your letter dated May 21, 2013. In connection with this response, Everest Re Group, Ltd. (“the Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The format of this response reflects the Commission’s comment followed by the Company’s response in bold print.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Summary
Income Tax Expense (Benefit), page 49

1.
Refer to your response to prior comment two. Please provide us the break out of each reconciling item for each year disclosed in the table on page F-49 between US and non-US pre-tax income (loss).  Also explain for us the basis for determining US versus non-US pre-tax income (loss) for each of the reconciling items for each year presented. In addition, tell us the intent of your disclosure that “net income deriving from and assets residing in individual foreign countries in which the Company writes business are not identifiable in the Company’s financial records” and what effect it has on your assertions regarding amounts disclosed in the financial statements and related notes.

Everest Re Group, Ltd
File No. 001-15731
June 5, 2013

Response:

The following table provides the split between US and non-US income/(expense) for underwriting gain (loss) and the reconciling items comprising pre-tax income (loss):

	Year Ended December 31, 2012
(Dollars in thousands)	U.S.	Non- U.S.	Total
Underwriting gain (loss)	$42,774	$216,228	$259,003
Net investment income	287,382	312,820	600,202
Net realized capital gains (losses)	143,326	21,073	164,400
Net derivative gain (loss)	-	(9,738)	(9,738)
Corporate expenses	(8,764)	(15,211)	(23,976)
Interest, fee and bond issue cost amortization expense	(50,746)	(2,936)	(53,683)
Other income (expense)	18,360	(15,042)	3,318
Income (loss) before taxes	$432,332	$507,194	$939,526

	Year Ended December 31, 2011
(Dollars in thousands)	U.S.	Non- U.S.	Total
Underwriting gain (loss)	$(574,141)	$(183,641)	$(757,781)
Net investment income	292,980	327,062	620,041
Net realized capital gains (losses)	(28,565)	35,488	6,923
Net derivative gain (loss)	-	(11,261)	(11,261)
Corporate expenses	(6,073)	(10,388)	(16,461)
Interest, fee and bond issue cost amortization expense	(50,763)	(1,556)	(52,319)
Other income (expense)	(28,644)	5,556	(23,089)
Income (loss) before taxes	$(395,206)	$161,260	$(233,947)

	Year Ended December 31, 2010
(Dollars in thousands)	U.S.	Non- U.S.	Total
Underwriting gain (loss)	$(138,501)	$29,303	$(109,200)
Net investment income	326,321	327,142	653,463
Net realized capital gains (losses)	2,774	99,137	101,911
Net derivative gain (loss)	-	(1,119)	(1,119)
Corporate expenses	(5,867)	(9,047)	(14,914)
Interest, fee and bond issue cost amortization expense	(54,553)	(1,277)	(55,830)
Other income (expense)	10,968	5,958	16,927
Income (loss) before taxes	$141,142	$450,097	$591,238

The basis of the split between US and non-US income (loss) for each item is based upon the country of incorporation for the entities within the consolidated group.  The operating results for all companies incorporated in the US comprise the US pre-tax results and all other entities comprise the non-US pre-tax results.

Everest Re Group, Ltd
File No. 001-15731
June 5, 2013

In future filings, the Company will expand the Income Taxes footnote (footnote 11 on page F-29 for the December 31, 2012 filing) to include the above components of US versus non-US pre-tax income (loss):

The weighted average expected tax provision has been calculated using the pre-tax income (loss) in each jurisdiction multiplied by that jurisdiction’s applicable statutory tax rate. Reconciliation of the difference between the provision for income taxes and the expected tax provision at the weighted average tax rate for the periods indicated is provided below:

	Years Ended December 31,
	2012		2011		2010
(Dollars in thousands)	U.S.	Non- U.S.	U.S.	Non- U.S.	U.S.	Non- U.S.
Underwriting gain (loss)	$42,774	$216,228	$(574,141)	$(183,641)	$(138,501)	$29,303
Net investment income	287,382	312,820	292,980	327,062	326,321	327,142
Net realized capital gains (losses)	143,326	21,073	(28,565)	35,488	2,774	99,137
Net derivative gain (loss)	-	(9,738)	-	(11,261)	-	(1,119)
Corporate expenses	(8,764)	(15,211)	(6,073)	(10,388)	(5,867)	(9,047)
Interest, fee and bond issue cost amortization expense	(50,746)	(2,936)	(50,763)	(1,556)	(54,553)	(1,277)
Other income (expense)	18,360	(15,042)	(28,644)	5,556	10,968	5,958
Pre-tax income (loss)	$432,332	$507,194	$(395,206)	$161,260	$141,142	$450,097

Expected tax provision at the applicable statutory rate(s)	151,316	11,013	(138,322)	12,216	49,436	33,716
Increase (decrease) in taxes resulting from:
Tax exempt income	(20,623)	-	(33,672)	-	(56,457)	-
Dividend received deduction	(8,351)	-	(6,893)	-	(2,784)	-
Proration	3,138	-	5,080	-	8,510	-
Tax audit settlement	(2,508)	-	(710)	-	(36,511)	-
Uncertain tax positions	(31,912)	-	8,139	-	(5,237)	-
Other	5,377	3,123	(1,471)	2,172	(11,529)	1,340
Total income tax provision	$96,437	$14,136	$(167,849)	$14,388	$(54,572)	$35,056

The disclosure “net income deriving from and assets residing in individual foreign countries in which the Company writes business are not identifiable in the Company’s financial records” addresses segment reporting disclosure requirement 280-10-50-41, Information About Geographic Areas.  This disclosure indicates that the Company does not maintain financial statements by individual countries; however, it is able to provide gross written premiums for the largest country outside of the US.

2.
You assert that “operating segments are not determined or managed on a strict US or non-US basis.” However, your disclosure on page F-47 appears to indicate that business written by your US reinsurance and Insurance operations is predominantly in the US and that written by your International and Bermuda operations is predominantly in foreign countries. For example, your disclosure states that your US Reinsurance operation writes business “primarily within the US” and your International operation writes “non-US property-and casualty reinsurance.” Please provide us proposed disclosure to be included in future filings that explains how each of your operating segments is managed with regard to business written in the US and non-US markets.

Everest Re Group, Ltd
File No. 001-15731
June 5, 2013

Response:

The segments are managed based upon type of business: reinsurance versus insurance.  Reinsurance is further segregated geographically by US, International, which encompasses Canada, Asia and South America and Bermuda, which includes Bermuda, Ireland, UK and Europe.  Historically, the reference to US versus non-US in the segment definitions was geographical in nature as opposed to indicating whether the business was subject to US tax.  In future filings, the Company will eliminate the reference to non-US business to eliminate any confusion as to the tax status of the business as follows:

The U.S. Reinsurance operation writes property and casualty reinsurance and specialty lines of business, including Marine, Aviation, Surety and A&H business, on both a treaty and facultative basis, through reinsurance brokers, as well as directly with ceding companies primarily within the U.S.  The International operation writes foreign property and casualty reinsurance through Everest Re’s branches in Canada and Singapore and through offices in Brazil, Miami and New Jersey. The Bermuda operation provides reinsurance and insurance to worldwide property and casualty markets through brokers and directly with ceding companies from its Bermuda office and reinsurance to the United Kingdom and European markets through its UK branch and Ireland Re.  The Insurance operation writes property and casualty insurance, including medical stop loss insurance, directly and through general agents, brokers and surplus lines brokers within the U.S. and Canada.

Notes to Consolidated Financial Statements
15. Dividend Restrictions and Statutory Financial Information, page F-41

3.
Please refer to prior comment three. Please quantify for us the net assets for Everest Re and Bermuda Re on a GAAP-basis that are subject to regulatory restrictions.  Provide us proposed disclosure to be included in future filings, as applicable.

Response:

The regulatory capital requirements for our licensed insurance subsidiaries are based upon statutory capital as opposed to GAAP basis equity or net assets.  These requirements limit the amount of dividends that the subsidiaries may declare to its parent without prior regulatory and stipulate the amount of statutory capital that is required to be maintained at each subsidiary.  These statutory based requirements are standard industry practice and the Company believes these disclosures meet the requirements of Rule 4-08(e) (3) (ii). Please see response to comment 4. below for proposed future disclosure regarding required regulatory capital.

4.
Please refer to prior comment three. As previously requested, please provide us proposed disclosure to be included in future filings of the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to the entity’s statutory capital and surplus, as required under ASC 944-505-50-1b.  If not significant, clarify in proposed disclosure to be included in future filings.

Response:

The Company’s licensed insurance entities are subject to annual capital adequacy tests by the applicable regulators.  These tests use risk based models using individual entity exposures to determine a minimum capital and surplus level.  This minimum level is then compared to the actual capital and surplus level to determine if the entity has sufficient capital.  As examples, the Company’s two major operating subsidiaries, Everest Re and Bermuda Re are subject to capital adequacy testing by their regulators.  Everest Re is subject to the Risk-Based Capital model (RBC) developed by the National Association of insurance Commissioners and at December 31, 2012, its determined authorized control level risk-based capital was

Everest Re Group, Ltd
File No. 001-15731
June 5, 2013

$673.1 million compared to its total adjusted capital of $2.6 billion.  As long as the total adjusted capital is 200% or more of the authorized control level capital, no action is required by the Company.

Bermuda Re is subject to the Bermuda Solvency Capital Requirement (BSCR) administered by the Bermuda Monetary Authority (BMA).  No regulatory action is taken if an insurer’s capital and surplus is equal to or in excess of their enhanced capital requirement determined by the BSCR model.  In addition, the BMA has established a target capital level for each insurer, which is 120% of the enhanced capital requirement.  Using December 31, 2012 data, Bermuda Re’s target capital level was $2.0 billion compared to actual statutory capital and surplus of $2.9 billion.

In future filings, the Company will add the following paragraph to its Dividend Restrictions and Statutory Financial Information footnote:

In addition to dividend restrictions, each of the Company’s operating insurance and reinsurance entities are subject to statutory capital and surplus requirements by their applicable regulators.  These requirements are based upon the results from risk-based models using inputs for individual entities.  These models generally develop a minimum capital and surplus level, along with a higher targeted capital and surplus level.  In all instances, the statutory capital and surplus levels for the individual entities exceed the regulatory targeted levels.

Please let me know if you require any additional information.

Sincerely,

/S/CRAIG HOWIE
Craig Howie